Exhibit 99.4

                       FORM OF ADDITIONAL INVESTMENT RIGHT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (II) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO COMMTOUCH SOFTWARE LTD., THAT SUCH TRANSFER MAY BE MADE WITHOUT REGISTRATION OR QUALIFICATION UNDER SAID ACT OR
(III) SUCH TRANSFER BEING MADE PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THIS ADDITIONAL INVESTMENT RIGHT AND THE
SECURITIES INTO WHICH THIS ADDITIONAL INVETSMENT RIGHT IS EXERCISABLE MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                             COMMTOUCH SOFTWARE LTD.

             ADDITIONAL INVESTMENT RIGHT TO PURCHASE ORDINARY SHARES

Additional Investment Right No.: _________
Number of Ordinary Shares:_____________
Date of Issuance: May __, 2004 ("Issuance Date")


Commtouch Software Ltd., a corporation organized under the laws of the State of Israel (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, _____________________________________, the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Additional Investment Right to Purchase Ordinary Shares (including all Additional Investment Right to Purchase Ordinary Shares issued in exchange, transfer or replacement hereof, the "Additional Investment Right"), at any time or times on or after the date hereof, but not after 11:59 P.M., New York Time, on the Expiration Date (as defined below), ______________ (_____________) fully paid nonassessable Ordinary Shares (as defined below) (the "Additional Investment Right Shares"). Except as otherwise defined herein, capitalized terms in this Additional Investment Right shall have the meanings set forth in Section 15. This

Additional Investment Right is one of the Additional Investment Rights to Purchase Ordinary Shares (the "SPA Securities") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of May 18, 2004 (the "Subscription Date"), by and among the Company and the investors (the "Buyers") referred to therein (the "Securities Purchase Agreement").


         1. EXERCISE OF ADDITIONAL INVESTMENT RIGHT.

                  (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Additional Investment Right may be exercised by the Holder on any day, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the "Exercise Notice"), of the Holder's election to exercise this Additional Investment Right and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Additional Investment Right Shares as to which this Additional Investment Right is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds or (B) by notifying the Company that this Additional Investment Right is being exercised pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original Additional Investment Right in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Additional Investment Right Shares shall have the same effect as cancellation of the original Additional Investment Right and issuance of a new Additional Investment Right evidencing the right to purchase the remaining number of
Additional Investment Right Shares. On or before the first Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Ordinary Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause
(ii)(A) above or notification to the Company of a Cashless Exercise referred to in Section 1(d), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Additional Investment Right Shares with respect to which this Additional Investment Right has been exercised, irrespective of the date of delivery of the certificates evidencing such Additional Investment Right Shares. If this Additional Investment Right is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Additional Investment Right Shares represented by this Additional

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Investment Right submitted for exercise is greater than the number of Additional
Investment Right Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Additional Investment Right (in accordance with Section 7(d)) representing the right to purchase the number of Additional Investment Right Shares purchasable immediately prior to such exercise under this Additional Investment Right, less the number of Additional Investment Right Shares with respect to which this Additional Investment Right is exercised. No fractional Ordinary Shares are to be issued upon the exercise of this Additional Investment Right, but rather the number of Ordinary Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery
of  Additional   Investment  Right  Shares  upon  exercise  of  this  Additional
Investment Right.

                  (b) Exercise Price. For purposes of this Additional Investment Right, "Exercise Price" means $[0.836], subject to adjustment as provided herein.

                  (c) Company's Failure to Timely Deliver Securities. Subject to
Section 1(f), if the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of Ordinary Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Ordinary Shares to which the Holder is entitled upon the Holder's exercise of this Additional Investment Right, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third Business Day that the issuance of such Ordinary Shares is not timely effected an amount equal to 1.0% of the product of (A) the sum of the number of Ordinary Shares not issued to the Holder on a timely basis and to which the Holder is entitled and (B) the Closing Sale Price of the Ordinary Shares on the trading day immediately preceding the last possible date which the Company could have issued such Ordinary Shares to the Holder without violating
Section 1(a).

                  (d) Cashless Exercise. Notwithstanding anything contained herein to the contrary, if at any time during the period commencing ten (10) Business Days prior to the Holder's delivery of an Exercise Notice and ending on the day of delivery of the Exercise Notice, a Registration Statement (as defined in the Registration Rights Agreement) covering the Additional Investment Right Shares that are the subject of the Exercise Notice (the "Unavailable Additional Investment Right Shares") is not available for the resale of such Unavailable
Additional Investment Right Shares, the Holder may, in its sole discretion, exercise this Additional Investment Right in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of Ordinary Shares determined according to the following formula (a "Cashless Exercise"):

         Net Number = (A x B) - (A x C)
                      ----------------
                              B

                  For purposes of the foregoing formula:

                           A= the total number of shares with respect to which this Additional Investment Right is then being exercised.

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

                           B= the Closing  Sale Price of the  Ordinary
                           Shares (as reported by Bloomberg) on the date immediately preceding the date of the Exercise Notice.

                           C= the Exercise Price then in effect for the applicable Additional Investment Right Shares at the time of such exercise.

                  (e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Additional Investment Right Shares, the Company shall promptly issue to the Holder the number of Additional Investment Right Shares that are not disputed and resolve such dispute in accordance with Section 12.

                  (f) Limitations on Exercises.

         (i) Beneficial Ownership. The Company shall not effect the exercise of this Additional Investment Right, and the Holder shall not have the right to exercise this Additional Investment Right, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 4.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by such Person and its affiliates shall include the number of Ordinary Shares issuable upon exercise of this Additional Investment Right with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Additional Investment Right beneficially owned by such Person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with
         Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Additional Investment Right, in determining the number of outstanding Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company's most recent Form 20-F, Form 6-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one Business Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding
         Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Ordinary Shares was reported.

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

         (ii) Principal Market Regulation. The Company shall not be obligated to issue any Ordinary Shares upon exercise of this Additional Investment Right if the issuance of such Ordinary Shares would exceed that number of Ordinary Shares which the Company may issue upon exercise of this Additional Investment Right (including, as applicable, any Ordinary Shares issued upon exercise of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Principal Market for issuances of Ordinary Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the holders of the SPA Securities representing at least a majority of Ordinary Shares underlying the SPA Securities then outstanding. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise of any SPA Securities, Ordinary Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Ordinary Shares underlying the SPA Securities issued to such Buyer pursuant to the Securities Purchase Agreement on the Closing Date (as defined in the Securities Purchase Agreement) and the denominator of which is the aggregate number of Ordinary Shares underlying all the SPA Securities issued to the Buyers pursuant to the Securities Purchase Agreement on the Closing Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of such Buyer's SPA Securities, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Securities shall exercise all of such holder's SPA Securities into a number of Ordinary Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Ordinary Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Securities on a pro rata basis in proportion to the Ordinary Shares underlying the SPA Securities then held by each such holder. In the event that the Company is prohibited from issuing any Additional Investment Right Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(f)(ii), the Company shall pay cash in exchange for cancellation of such Additional Investment Right Shares, at a price per Additional Investment Right Share equal to the difference between the Closing Sale Price and the Exercise Price as of the date of the attempted exercise.

         2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF ADDITIONAL INVESTMENT RIGHT SHARES. The Exercise Price and the number of Additional Investment Right Shares shall be adjusted from time to time as follows:

                  (a) Adjustment upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Ordinary

Shares (including the issuance or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding Ordinary Shares deemed to have been issued by the Company in connection with any Excluded Securities (as defined in the Securities Purchase Agreement)) for a consideration per share less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive
Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Ordinary Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Ordinary Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Additional Investment Right Shares shall be adjusted to the number of Ordinary Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Additional Investment Right Shares acquirable upon exercise of this Additional Investment Right immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

         (i) Issuance of Options. If the Company in any manner grants any Options and the lowest price per share for which one share of Ordinary Shares is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 2(a)(i), the "lowest price per share for which one share of Ordinary Shares is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Ordinary Shares upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Additional Investment Right Shares shall be made upon the actual issuance of such Ordinary Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities.

         (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Ordinary Shares is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one share of Ordinary Shares is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Ordinary Shares upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Additional Investment Right Shares shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Additional Investment Right has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Additional Investment Right Shares shall be made by reason of such issue or sale.

         (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time, the Exercise Price and the number of Additional Investment Right Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Additional Investment Right Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Additional Investment Right are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Additional Investment Right Shares.

         (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the holders of SPA Securities representing at least a majority of the Ordinary Shares obtainable upon exercise of the SPA Securities then outstanding. If such parties are unable to reach agreement within 10 days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within fifteen Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the holders of SPA Securities representing at least a majority of the Ordinary Shares obtainable upon exercise of the SPA Securities then outstanding. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

         (v) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Ordinary Shares. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Ordinary Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Additional Investment Right Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Additional Investment Right Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Additional Investment Right Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Additional Investment Right Shares as otherwise determined pursuant to this Section 2.

         3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Additional Investment Right, then, in each such case:

                  (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Ordinary Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the Ordinary Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of Ordinary Shares, and (ii) the denominator shall be the Closing Bid Price of the Ordinary Shares on the trading day immediately preceding such record date; and

                  (b) the number of Additional Investment Right Shares shall be increased to a number of shares equal to the number of Ordinary Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Ordinary Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Ordinary Shares (or common stock) ("Other Ordinary Shares") of a company whose Ordinary Shares (or common stock) are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive an additional investment right to purchase Other Ordinary Shares in lieu of an increase in the number of Additional Investment Right Shares, the terms of which shall be identical to those of this Additional Investment Right, except that such additional investment right shall be exercisable into the number of shares of Other Ordinary Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Additional Investment Right immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Additional Investment Right was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph
(a) and the number of Additional Investment Right Shares calculated in accordance with the first part of this paragraph (b).

         4. PURCHASE RIGHTS; ORGANIC CHANGE.

                  (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete exercise of this Additional Investment Right (without regard to any limitations on the exercise of this Additional Investment Right) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

                  (b) Organic Change. Any recapitalization, reorganization, reclassification, consolidation, merger, scheme of arrangement, sale of all or substantially all of the Company's assets to another Person or other transaction, in each case which is effected in such a way that holders of Ordinary Shares are entitled to receive securities or assets with respect to or in exchange for Ordinary Shares is referred to herein as an "Organic Change." Prior to the consummation of any (i) sale of all or substantially all of the Company's assets to an acquiring Person or (ii) other Organic Change following which the Company is not a surviving entity (which means that the shareholders of the Company prior to such event do not control the Company through its publicly held shares), the Company will secure from the Person purchasing such assets or the Person issuing the securities or providing the assets in such
Organic Change (in each case, the "Acquiring Entity") a written agreement (in form and substance reasonably satisfactory to the holders of SPA Securities representing at least a majority of the Ordinary Shares obtainable upon exercise of the SPA Securities then outstanding) to deliver to the Holder in exchange for this Additional Investment Right, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Additional Investment Right and reasonably satisfactory to the Holder (including, an adjusted exercise price equal to the value for the Ordinary Shares reflected by the terms of such consolidation, merger or sale, and exercisable for a corresponding number of Ordinary Shares acquirable and receivable upon exercise of this Additional Investment Right (without regard to any limitations on the exercise of this Additional Investment Right), if the value so reflected is less than the Exercise Price in effect immediately prior to such consolidation, merger or sale). In the event that an Acquiring Entity is directly or indirectly controlled by a company or entity whose Ordinary Shares or similar equity interest is listed, designated or quoted on a securities exchange or trading market, the Holder may elect to treat such Person as the Acquiring Entity for purposes of this Section 4(b). Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance reasonably satisfactory to the holders of SPA Securities representing at least a majority of the Ordinary Shares obtainable upon exercise of the SPA Securities then outstanding) to insure that the Holder thereafter will have the right to acquire and receive in lieu of or in addition to (as the case may be) the Ordinary Shares immediately theretofore acquirable and receivable upon the exercise of this Additional Investment Right (without regard to any limitations on the exercise of this Additional Investment Right), such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Ordinary Shares which would have been acquirable and receivable upon the exercise of this Additional Investment Right as of the date of such Organic Change (without regard to any limitations on the exercise of this Additional Investment Right).

         5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Association, Memorandum of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Additional Investment Right, and will at all times in good faith carry out all the provisions of this Additional Investment Right and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) will not increase the nominal value of any Ordinary Shares receivable upon the exercise of this Additional Investment Right above the Exercise Price then in effect, (ii) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares upon the exercise of this Additional Investment Right, and (iii) will, so long as any of the SPA Securities are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the exercise of the SPA Securities, 100% of the number of Ordinary Shares as shall from time to time be necessary to effect the exercise of the SPA Securities then outstanding (without regard to any limitations on exercise).

         6. ADDITIONAL INVESTMENT RIGHT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Additional Investment Right, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Additional Investment Right be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Additional Investment Right, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Additional Investment Right Shares which such Person is then entitled to receive upon the due exercise of this Additional Investment Right. In addition, nothing contained in this Additional Investment Right shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Additional Investment Right or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

         7. REISSUANCE OF ADDITIONAL INVESTMENT RIGHTS.

                  (a) Transfer of Additional Investment Right. If this Additional Investment Right is to be transferred, the Holder shall surrender this Additional Investment Right to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Additional Investment Right (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Additional Investment Right Shares being transferred by the Holder and, if less then the total number of Additional Investment Right Shares then underlying this Additional Investment Right is being transferred, a new Additional Investment Right (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of W Additional Investment Right Shares not being transferred.

                  (b) Lost, Stolen or Mutilated Additional Investment Right. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Additional Investment Right, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Additional Investment Right, the Company shall execute and deliver to the Holder a new Additional Investment Right (in accordance with Section 7(d)) representing the right to purchase the Additional Investment Right Shares then underlying this Additional Investment Right.

                  (c) Additional Investment Right Exchangeable for Multiple Additional Investment Rights. This Additional Investment Right is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Additional Investment Right or Additional Investment Rights (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Additional Investment Right Shares then underlying this Additional Investment Right, and each such new Additional Investment Right will represent the right to purchase such portion of such Additional Investment Right Shares as is designated by the Holder at the time of such surrender; provided, however, that no Additional Investment Rights for fractional Ordinary Shares shall be given.

                  (d) Issuance of New Additional Investment Right. Whenever the Company is required to issue a new Additional Investment Right pursuant to the terms of this Additional Investment Right, such new Additional Investment Right
(i) shall be of like tenor with this Additional Investment Right, (ii) shall represent, as indicated on the face of such new Additional Investment Right, the right to purchase the Additional Investment Right Shares then underlying this Additional Investment Right (or in the case of a new Additional Investment Right being issued pursuant to Section 7(a) or Section 7(c), the Additional Investment Right Shares designated by the Holder which, when added to the number of Ordinary Shares underlying the other new Additional Investment Rights issued in connection with such issuance, does not exceed the number of Additional Investment Right Shares then underlying this Additional Investment Right), (iii) shall have an issuance date, as indicated on the face of such new Additional Investment Right which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Additional Investment Right.

         8. NOTICES. Whenever notice is required to be given under this Additional Investment Right, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Additional Investment Right, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and
(ii) at least fifteen days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grants, issues or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Ordinary Shares or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Additional Investment Right may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of SPA Securities representing at least a majority of the Ordinary Shares obtainable upon exercise of the SPA Securities then outstanding; provided that no such action may increase the exercise price of any SPA Security or decrease the number of shares or class of stock obtainable upon exercise of any SPA Security without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Securities then outstanding.

         10. GOVERNING LAW. This Additional Investment Right shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Additional Investment Right shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

         11. CONSTRUCTION; HEADINGS. This Additional Investment Right shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Additional Investment Right are for convenience of reference and shall not form part of, or affect the interpretation of, this Additional Investment Right.

         12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Additional Investment Right Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Additional Investment Right Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Additional Investment Right Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

         13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Additional Investment Right shall be cumulative and in addition to all other remedies available under this Additional Investment Right and the other Transaction Documents (as defined in the Securities Purchase Agreement), at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Additional Investment Right. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Additional Investment Right shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

         14. TRANSFER. This Additional Investment Right may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

         15. CERTAIN DEFINITIONS. For purposes of this Additional Investment Right, the following terms shall have the following meanings:

                  (a) "Bloomberg" means Bloomberg Financial Markets.

                  (b) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

                  (c) "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

                  (d) "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

                  (e) "Effective Date" means the date on which the Registration Statement (as defined in the Registration Rights Agreement) is first declared effective by the Securities and Exchange Commission.

                  (f) "Expiration Date" means the date that is the one year anniversary of the Effective Date or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "Holiday"), the next date that is not a Holiday; provided, however, if, at any time after the Effective Date and prior to the original Expiration Date the Registration Statement (as defined in the Registration Rights Agreement) is not effective and available for the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement) (including during an Allowable Grace Period (as defined in the Registration Rights Agreement)), such original Expiration Date shall automatically be extended by such number of days after the Effective Date and prior to the original Expiration Date that the Registration Statement was not effective and available for the resale of all of the Registrable Securities.

                  (g) "Options" means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

                  (h) "Ordinary Shares" means (i) the Company's Ordinary Shares, NIS 0.05 nominal value per share, and (ii) any capital stock into which such Ordinary Shares shall have been changed or any capital stock resulting from a reclassification of such Ordinary Shares.

                  (i) "Ordinary Shares Deemed Outstanding" means, at any given time, the number of Ordinary Shares actually outstanding at such time, plus the number of Ordinary Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Ordinary Shares owned or held by or for the account of the Company or issuable upon conversion of the SPA Warrants and the SPA Securities.

                  (j) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

                  (k) "Principal Market" means The Nasdaq Small Cap Market.

                  (l)   "Registration   Rights  Agreement"  means  that  certain
registration rights agreement by and among the Company and the Buyers.

                  (m) "SPA Warrants" means the Warrants issued pursuant to the Securities Purchase Agreement.




                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Company has caused this Additional Investment Right to Purchase Ordinary Shares to be duly executed as of the Issuance Date set out above.


                                    COMMTOUCH SOFTWARE LTD.


                                    By:
                                       -----------------------------------------
                                             Name:    Gideon Mantel
                                             Title:   Chief Executive Officer

                                                                       EXHIBIT A

                                 EXERCISE NOTICE
            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
             ADDITIONAL INVESTMENT RIGHT TO PURCHASE ORDINARY SHARES

                             COMMTOUCH SOFTWARE LTD.

         The undersigned holder hereby exercises the right to purchase _________________ of the Ordinary Shares ("Additional Investment Right Shares") of Commtouch Software Ltd., a corporation organized under the laws of the State of Israel (the "Company"), evidenced by the attached Additional Investment Right to Purchase Ordinary Shares (the "Additional Investment Right"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Additional Investment Right.

         1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

          ____________      a "Cash Exercise" with respect to _________________
                               --------------
                            Additional Investment Right Shares; and/or

          ____________      a "Cashless Exercise" with respect to ______________
                              -------------------
                            Additional Investment Right Shares.

         2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Additional Investment Right Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Additional Investment Right.

         3. Delivery of Additional  Investment  Right Shares.  The Company shall
deliver  to  the  holder  __________   Additional  Investment  Right  Shares  in
accordance with the terms of the Additional Investment Right.

Date: _______________ __, ______


--------------------------------------------
   Name of Registered Holder


By:
         -----------------------------------
         Name:
         Title:

                                 ACKNOWLEDGMENT


         The Company hereby acknowledges this Exercise Notice and hereby directs Wells Fargo Shareholder Services to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated May __, 2004 from the Company and acknowledged and agreed to by Wells Fargo Shareholder Services.

                                      COMMTOUCH SOFTWARE LTD.



                                      By:
                                         ---------------------------------------
                                           Name:
                                           Title: